UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)1

PRUDENTIAL BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

74431A 10 1
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

     1            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 74431A 10 1	13G/A	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Prudential Savings Bank Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 114,904
	6.	SHARED VOTING POWER 279,251
	7.	SOLE DISPOSITIVE POWER 114,904
	8.	SHARED DISPOSITIVE POWER 279,251
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,155
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 74431A 10 1	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Prudential Bancorp, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1834 West Oregon Avenue
Philadelphia, Pennsylvania 19145

Item 2(a).	Name of Person Filing:

Prudential Savings Bank Employee Stock Ownership Plan Trust ("Plan Trust")

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Prudential Savings Bank
1834 West Oregon Avenue
Philadelphia, Pennsylvania 19145

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

74431A 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f)        [X]       An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 74431A 10 1	13G/A	Page 4 of 6 Pages

Item 4.            Ownership.

(a)	Amount beneficially owned: 394,155

(b)	Percent of class: 4.4% (based on 9,015,982 shares issued and outstanding as of January 31, 2017)

(c) (i) (ii) (iii) (iv)
Number of shares as to which such person has:

Sole power to vote or to direct the vote 114,904
Shared power to vote or to direct the vote  279,251
Sole power to dispose or to direct the disposition of 114,904
Shared power to dispose or to direct the disposition of 279,251

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries.  The reporting person's assets are held in trust by the trustees Francis V. Mulcahy, A.J. Fanelli, John C. Hosier and Bruce E. Miller ("Plan Trustees").  The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan Trust as of January 31, 2017 as discussed below. As of December 31, 2016, 279,251 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and 418,019 shares were held, unallocated, for allocation in future years for a total of 697,270 shares. Subsequent to December 31, 2016, as discussed below, the ESOP sold a portion of the unallocated shares in connection with the termination of the ESOP.

During the fourth quarter of 2016, the Boards of Directors of Prudential Savings Bank and Prudential Bancorp, Inc. (the "Company") determined to terminate the ESOP effective December 31, 2016. In connection with such termination, subsequent to December 31, 2016, the Company acquired from the ESOP 303,115 shares of Common Stock, a portion of the shares collateralizing the two loans used to purchase shares of Common Stock for the ESOP and which were held in the unallocated share suspense account. The shares were acquired in order to repay the two loans as required by the termination of the ESOP. As a result, as of January 31, 2017, the ESOP held 394,155 shares of Common Stock which is less than 5.0% of the issued and outstanding shares of Common Stock as of such date. As a result of the purchase of the shares of Common Stock, as of January 31, 2017, 114,904 shares were unallocated, which shares will be allocated to participants in connection with the termination of the ESOP.

CUSIP NO. 74431A 10 1	13G/A	Page 5 of 6 Pages

In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees, who have shared voting power over the allocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same manner that the shares of Company Stock which have been allocated to the accounts of individual participants and beneficiaries are actually voted thereby, subject in each case to the fiduciary duties of the Plan Trustees and applicable law.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, (ii) paid to the participant or beneficiary or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 74431A 10 1	13G/A	Page 6 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4, other than shares allocated to the individual accounts of the Plan Trustees, as applicable, over which they have voting power.

Prudential Savings Bank Employee
Stock Ownership Plan Trust

February 13, 2017	By:	/s/Francis V. Mulcahy
Francis V. Mulcahy, Trustee

February 13, 2017	By:	/s/A. J. Fanelli,
A. J. Fanelli, Trustee

February 13, 2017	By:	/s/John C. Hosier
John C. Hosier, Trustee

February 13, 2017	By:	/s/Bruce E. Miller
Bruce E. Miller, Trustee